K R A M E R  L E V I N  N A F T A L I S  &  F R A N K E L  LLP



                                    November 30, 2005


Division of Corporate Finance
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549-0406
Attn:  Larry Spirgel

Re:         Alvarion Ltd.
            Form 20-F For Fiscal Year Ended December 31, 2004
            Filed June 21, 2005
            File No. 0-30628

Dear Mr. Spirgel:

            On behalf of our client, Alvarion Ltd. (the "Company"), we provide the Company's responses to the comment of the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") in its letter to the Company, dated October 27, 2005 (the "Comment Letter"), with respect to the Company's Annual Report on Form 20-F for the year ended December 31, 2004 (the "Form 20-F").

            This letter sets forth the Company's responses to the Staff's comments. For your convenience, the Staff's comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Comment Letter.

Form 20-F for Fiscal Year Ended December 31, 2004
Financial Statements
Note 1:  General
d.  Acquisition of interWAVE Communications International, Ltd. page F-11

1. Expand your disclosure in Note l:d and tell us in your response letter how you determined the fair value of the 320,826 options granted to Interwave employees. Describe for us the terms of these options and the method you used to determine their value.

      As part of the amalgamation agreement with interWAVE Communications International Ltd ("interWAVE"), the Company assumed 320,826 options, out of which 212,345 were vested at the date of consummation and 108,481 were unvested to the same date.

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      The Company accounted for the assumed options under the accounting guidelines of Fin 44 and EITF 00-23. In accordance with question 17 of Interpretation 44, the fair value of the vested options should be accounted for as part of the purchase price of the acquired company. Unvested options granted by the acquiring company in exchange for outstanding unvested options held by employees of the acquired company should be considered part of the purchase price and accounted for under Statement 141 at fair value. However, to the extent that service is required after the business combination consummation date in order to vest in the replacement awards (i.e., the acquiring company's options), a portion of the unvested options' intrinsic value should be allocated to unearned compensation cost and amortized over the remaining vesting period. The amount of the compensation cost to be recognized as unearned compensation cost is based on the portion of the intrinsic value at the consummation date related to the employee's future service.

      The Company determined the date of the fair value calculation by applying the guidelines set forth in Issue 13 of EITF 00-23. In accordance with EITF-00-23 the fair value of the options should be measured on the date specified by the guidance of EITF 99-12. The amount of intrinsic value recognized as unearned compensation cost should be based upon the intrinsic value on the consummation date.

      Hence, the measurement date was established on October 16, 2004, based on the average share price of the closing prices on the NASDAQ two days before and two days after the announcement date.

      The Company used the Black-Scholes options pricing model with the following assumptions:

      o     Dividend yield of 0%
      o     Expected life of 3 years
      o     Volatility of 61%
      o     Risk free interest rate of 3.32%.

      Based on the Black-Scholes model and the aforementioned assumptions the fair value of all the options assumed by the Company amounted to $1,995,000 and was allocated between the vested options and the unvested options as follows:

      Since on the date of consummation, the services of interWAVE employees were required in order to vest in the options, the Company allocated the intrinsic value of the unvested options in the amount of $344,000 to unearned compensation cost and that amount is being amortized over the remaining vesting period. The cost, which was recognized as unearned compensation, was based on the portion of the intrinsic value on the consummation date related to the employees' future service.

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      The remainder of $1,651,000 reflected the amount allocated to the purchase price.

      In response to the Staff's comment, the Company proposes to review and revise its disclosure to include the foregoing information in future filings.

Note 2: - Significant Accounting Policies
g.  Inventories, page F-15

2. Refer to the penultimate paragraph of page F-15, which indicates approximately $6.1 million and $5.6 million of previously written off inventory was used in 2003 and 2004, respectively. With a view to additional disclosure, tell us the following:

      o     Describe this inventory,
      o     Describe the circumstances and timing of the original write-downs,
      o Explain why you were able to use this inventory after it had been written-off,
      o     Describe your original expectations that were un-met,
      o     Describe how you accounted for the sales of these inventories,
      o Describe any remainder of these inventories on hand at December 31, 2004, and
      o Explain the impact of the use of the previously charged-off inventory on your results of operations in 2003 and 2004, including the impact of your gross profit in each period.

      Most of the Company's utilized inventory in 2003 and 2004 was related to the write-offs of excess inventory made in 2001 and to certain components of the acquired inventory from the acquisition of InnoWave that was recorded at zero value at the date of acquisition.

      In 2000, the Company built significant inventories to sell equipment to customers, primarily in the United States, to provide fast Internet access utilizing unlicensed bandwidth. During this year the Company estimated a growth rate of 30% in revenues in 2001. However, the sudden and unexpected slowdown in the telecommunication industry started in 2001 curtailed the ability of existing and prospective carriers and service providers to finance purchases of products such as the Company's. Many carriers and service providers had stopped deploying new networks or had ceased operations completely and were no longer potential users of the Company's products.

      For these reasons the Company experienced a decline in revenues from approximately $101.5 million in 2000 to approximately $92.0 million in 2001, excluding revenues allocated to the products of Floware Wireless Systems Ltd. which was merged into the Company on August 1, 2001. This sudden slowdown took place after several consecutive years of annual growth from revenues of approximately $17 million in 1997 to approximately $101.5 million in 2000. In addition and as a result of this significant

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      industry slowdown, during 2001, the Company suffered from low visibility of the market needs and trends.

      Accordingly, in response to these market condition changes and after evaluating industry trends, the Company performed an inventory evaluation model designed to better align its inventory levels to the new market conditions and anticipated customer demand. The Company determined, based on the low market visibility, that it is unlikely that it would be able to utilize or market its entire inventory. As a result, during the second and third quarter of 2001 the Company wrote off what it deemed to be excess inventory in the amount of $45.3 million.

      The Company's inventory assessment was based on new and lower sales projections that reflected the industry slow-down, longer sales cycles, a slow-down in new products penetration which, accordingly, increased its excess inventory and caused it to be a slow-moving inventory, low visibility of the forecasted sales and the fact that certain components of products were deemed to be technologically phasing out.

      The inventory assessment in 2001 was performed horizontally, across-the-board, and included all the Company's products. Accordingly, certain product sales and sales forecasts for products such as the WALKair and BreezeACCESS OFDM decreased significantly and resulted in significant components related write-offs. The components were tested for excessive quantities, using the Company's products sales forecast for the next 12 months.

      Former InnoWave Wireless Systems ("InnoWave") acquired inventory
      ----------------------------------------------------------------

      On April 1, 2003, the Company acquired certain assets and assumed certain liabilities of InnoWave. As part of the assets acquired, the Company acquired InnoWave's inventory.

      In accordance with paragraph 37 c. of FASB 141, the Company evaluated the fair value of InnoWave's inventory on the date of acquisition and based its estimation on its then-sales projections. This inventory consisted mainly of the MGW products and related components, which was InnoWave's mature and commercially available product.

      Inventory utilization
      ---------------------

      During 2003, the overall worldwide demand for broadband access increased, both in the developed and developing regions of the world where the existing infrastructure is of poor quality or missing entirely. Consequently, this demand increased the demand for the Company's broadband wireless products. As a result, the demand for part of the related products of the Company's previously written-off components increased significantly and the Company began utilizing part of the written-off inventories. However, since the demand for these written-off components and their related products sales cycle is

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      relatively slow and lasts longer than the Company's regular sales cycle, the Company's sales efforts turned fruitful and it only began utilizing a material portion of these inventories during 2003 and 2004. During 2003 and 2004, approximately $6 million and $5.5 million of the cost of previously written-off inventory, respectively, which comprise 98% of each year's utilization of written off inventory, were used as products' components in its regular production course and were sold as finished goods to end users. These sales were reflected in the Company's revenues without additional cost in the cost of sales in the period the inventory was utilized as required by ARB 43, Chapter 4 footnote 2. This inventory utilization increased the Company's gross profit in 2003 and 2004 by 4.8% and 2.7% of sales, respectively. During each of 2003 and 2004 the Company sold approximately $100,000 of product components to jobbers. The sales amount was deducted from the cost of sales. By the end of 2004 these inventories primarily contained certain components of the WALKair, BreezeACCESS OFDM and MGW products. They are located in a separate site and most of them are in the process of being scrapped.

3. In addition, please also provide comprehensive discussion in MD&A addressing each of the issues identified in the above comment.

      The Company notes that its MD&A addresses the utilization of written-off inventory. In response to the Staff's comment, the Company proposes to revise its disclosure in its MD&A in future filings to provide additional information with respect to the utilization of written-off inventory.

k.  Other intangible assets, net, page F-16

4. In light of your acquisitions of InnoWave Wireless Systems and interWAVE Communications International, Ltd., it is unclear to us why you have only one reporting unit. Please refer to SFAS No. 142 and explain to us in detail the basis for your conclusion.

      Year 2003 annual goodwill valuation test
      ----------------------------------------

      The Company acquired certain assets and assumed certain liabilities of InnoWave Wireless Systems on April 1,2003. The acquisition enabled the Company to expand its product portfolio with new solutions and to offer its customers a comprehensive range of integrated wireless broadband access products and platforms. In addition it has increased and strengthened the Company's diversified customer base, marketing and sales channels and the Company's experience in large-scale deployments.

      Based on Paragraph 30 of FASB 142 a reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which

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      discrete financial information is available and segment management regularly reviews the operating results of that component. The relevant provisions of Statement 131 and related interpretive literature are used to determine the reporting units of an entity.

      Based on paragraph 10 of FASB 131, an operating segment is a component of an enterprise: a. That engages in business activities from which it may earn revenues and incur expenses,

      b. Whose operating results are regularly reviewed by the enterprise's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segment and assess its performance, and

      c.  For which discrete financial information is available.

      Following the acquisition, InnoWave, with its entire operations, was fully integrated into the Company. InnoWave's products are complementing the Company's traditional product portfolio, targeting the same type of customers and the same regions. The same sales managers carry out the sales and marketing efforts of the Company's entire product portfolio. InnoWave's research and development group was integrated completely into the Company's traditional research and development group. In addition, the Company does not have discrete financial information available for InnoWave activities and the Company's enterprise's CODM, which consists of the CEO, President & COO and the CFO, does not review InnoWave's operating results on a standalone basis as their activities were fully integrated into the Company's business without the ability to differentiate former InnoWave results. Therefore, the Company is of the opinion that InnoWave does not constitute an operating segment. Furthermore, the Company is of the opinion that the InnoWave acquisition did not create a component of an operating segment, since there is no discrete financial information available for its results and there is no segment management that reviews their activities, due to the complete integration of their business into the Company's. Based on the aforementioned criteria the Company determined that the former InnoWave operations should not be considered as a separate reporting unit. Thus the Company was of the opinion that the impairment test should be performed for one reporting unit. The 2003 annual valuation test was performed by a third party appraiser. The estimated fair value of the net assets was $340 million while the carrying amount was $218 million.

      Acquisition of interWAVE
      ------------------------

      The Company acquired interWAVE on December 9, 2004, subsequent to the September 30, 2004 annual valuation test. In the Company's September 30, 2005 annual valuation test, it determined that two reporting units exist - the Company's core business ("CORE") and the former interWAVE business ("CMU").

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5.    Disclose and explain to us, in detail, your basis for not performing your annual goodwill impairment test in 2004. You should address each of the SFAS No. 142, paragraph 27 criteria in your response. Also, specifically explain to us why your recent acquisition of interWAVE Communications International, Ltd. did not necessitate a re-measurement of the fair value of the reporting unit. Please also tell us the amount of your most recent fair value determination and the margin that this amount exceeded the carrying amount of the reporting unit.

      In accordance with SFAS 142 the Company performs its annual impairment test of goodwill's fair value on September 30 of each year.

      Accordingly, the Company performed the 2003 annual test on September 30, 2003. The estimated fair value of the net assets was $340 million while the carrying amount was $218 million.

      Paragraph 27 of SFAS 142 states that: A detailed determination of the fair value of a reporting unit may be carried forward from one year to the next if all of the following criteria have been met:

      a. The assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination.

      b. The most recent fair value determination resulted in an amount that exceeded the carrying amount of the reporting unit by a substantial margin.

      c. Based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood that a current fair value determination would be less than the current carrying amount of the reporting unit is remote.

      At September 30, 2004, prior to the acquisition of interWAVE, the Company evaluated the assigned goodwill and determined that no significant change had occurred in the assets and liabilities of the reporting unit since the previous fair value determination.

      The most recent fair value determination (performed on September 30, 2003) resulted in an amount that exceeded the carrying amount of the reporting unit by a substantial margin (over 56%).

      In addition, the Company's revenues increased significantly from $127 million in calendar year 2003 to approximately $146 million in the first nine months of 2004. The Company had net income of $7.6 million in the first nine months of 2004 compared to a net loss of $11.8 million in 2003. The Company's market capitalization increased to approximately $737 million as of September 30, 2004 compared with $338 million and

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      compared to the carrying amount of $235 million as of September 30, 2003, respectively. Based on this analysis of events and circumstances, it was remote that a current fair value determination would be less than the current carrying amount of the reporting unit. Consequently, the Company carried forward the determination of the fair value analysis from September 30, 2003 to September 30, 2004.

      The Company acquired interWAVE on December 9, 2004 following the September 30, 2004 annual valuation test. In accordance with paragraph 28 of FASB 142, the annual valuation test shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

      The FASB further provides examples for such indications:

      a. A significant adverse change in legal factors or in the business climate
      b.    An adverse action or assessment by a regulator
      c.    Unanticipated competition
      d.    A loss of key personnel
      e. A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of
      f. The testing for recoverability under Statement 144 of a significant asset group within a reporting unit
      g. Recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

      Based on these examples (although these do not constitute a complete list) and: the fact that an acquisition by itself is more likely an indication of growth rather than of impairment; and the fact that there was no event or change of circumstance that reduced the fair value of a reporting unit below its carrying amount, rather there was an increase in the Company's market capitalization (to approximately $768 million as of December 31, 2004 from approximately $737 million as of September 30, 2004), the Company is of the opinion that the acquisition of interWAVE did not require the Company to perform an additional valuation test as of December 31, 2004 as it did not trigger any indication that would have resulted in a potential impairment.

      During 2005, the Company concluded that there are two separate reporting units, the CORE business and the CMU business, and the Company performed the 2005 valuation test on September 30, 2005. In the recent analysis, performed by a third party appraiser, it was determined that the CMU fair value is approximately $34 million, about 26% over the carrying amount of $27 million, and the CORE fair value was approximately $380 million, about 90% over the carrying amount of $200 million.

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            Kindly acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed self-addressed, postage pre-paid envelope. If you have any questions or comments regarding the responses set forth herein, please do not hesitate to call Ernest S. Wechsler at (212) 715-9211.


                                    Best regards,


                                    /s/ Ernest S. Wechsler
                                    -----------------------------
                                    Ernest S. Wechsler

cc:   Tzvika Friedman